As indicated in our letter dated February 9, 2005 to TAG Entertainment Corp. ('TAG"), Grobstein, Horwath & Company ("Grobstein") resigned as auditors of TAG because reliance on the representations by the management of TAG would be neither appropriate nor justified. Grobstein concluded that the scope of the audit had been limited due to the lack of adequate supporting documentation, the fact that management had withheld information, and the inability to rely upon management representations. Based upon our decision and the bases for our decision, Grobstein disagrees with certain portions of the 8-K as submitted by TAG on February 8, 2005.

Item 4.01(a) (ii)

TAG suggests that Grobstein may not have been independent with respect to the audit of financial statements for December 31, 2003.

Grobstein disagrees with the preceding assessment and comment by TAG. Grobstein prepared an engagement letter dated March 20, 2003 to perform certain accounting services. After an initial assessment of the accounting records of TAG, Grobstein recommended that TAG employ a Chief Financial Officer and a controller, in lieu of completing the March 20, 2003 engagement, which included services that would have precluded Grobstein as serving as the independent public accountants. TAG did employ an Acting Chief Financial officer and a controller who summarized and recorded all transactions, and produced a complete set of accounting books and records that reflected TAG's accounting from inception. On June 21, 2004, Grobstein, who was independent with respect to TAG, was engaged as the independent public accountant.

Item 4.01(a) (ii) (A)

TAG asserts that there were no disagreements with Grobstein on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Grobstein's satisfaction, would have caused Grobstein to make reference to the subject matter in connection with the report on the Registrant's consolidated financial statements.

Grobstein disagrees with the preceding statement. Grobstein concluded that the scope of the audit had been limited due to the lack of adequate supporting documentation, the fact that management had withheld information, and the inability to rely upon management representations.

Item 4.01 (a) (iv) (C)

TAG suggests that Grobstein and other firms were retained to remediate the inadequate financial controls and documentation.

Grobstein disagrees with the preceding statement. While Grobstein did evaluate financial controls and reviewed documentation of TAG, those functions were performed as part of the audit process.

TAG suggests that Grobstein advised the Chief Executive Officer to take responsibility for and treat the undocumented expense reimbursements as loans and then to repay those amounts by surrendering shares of common stock of the Registrant.

Grobstein disagrees with the preceding statement. Grobstein did not advise the Registrant to account for the undocumented expense reimbursements or any cash withdrawals in the manner described above, nor did Grobstein concur with the accounting for the repayment of loans by surrendering shares of common stock of the Registrant. Since Grobstein did not issue an opinion on the financial statements of TAG, Grobstein never concluded that the accounting was appropriate.

TAG suggests that Grobstein based its decision to resign on it belief that it was unable to rely on management's representations.

Grobstein disagrees with the preceding statement. Grobstein concluded that the scope of the audit had been limited due to the lack of adequate supporting documentation, the fact that management had withheld information, and the inability to rely upon management representations.

Sincerely,

Grobstein, Horwath & Company LLP